THE DROPOUT
2022 Report

Dear investors,

This has been an incredible year to see "Katie's Mom" (formerly known as "The Dropout") come to life! We knew we had something special when we shot the film in June/July of last year in Los Angeles. The actors delivered amazing performances and those performances are electric onscreen! We've been blessed with an excellent post team, helmed by experience TV editor Daniel Martens, and we are so proud of the final film! We can't wait to share it with an audience.

We need your help!

We are currently submitting to film festivals and anticipate a summer film festival premiere. We've started creating the trailer, poster and other marketing materials as we speak. We'd love to hear from any investors with PR and/or film distribution experience to help us craft these materials as well as give us input on our strategy. We are also still looking for co-producers and executive producers to come onboard.

Sincerely,

Meryl Branch-McTiernan

Writer/Producer

Tyrrell Shaffner

Writer/Director/Producer

Our Mission

We hope that our film will be completed, distributed, and available for audiences to enjoy through cable and streaming services across the nation and beyond, and generating consistent profits for our investors.

See our full profile

How did we do this year?



Report Card

A+



The Good

We shot the film with actress Dina Meyer in the lead role in June/July of 2022 in Los Angeles.

We edited the film with experienced TV editor



The Bad

Our locations were more expensive than we anticipated but we feel the production value they added was worth the cost.

Daniel Martens.

We screened the film for targeted demographics (Gen Z, Millennial, Gen X and Baby Boomer) and received excellent marks.

We shot the film in 18 days, which was challenging at times, but we completed our days.

We picture locked the film in January, later than we aimed for, but still a relatively fast window for an independent film.

2022 At a Glance

January 1 to December 31



$2,000
Revenue



-$409,298
Net Loss


IOU!

$0
Short Term Debt



$180,000
Raised in 2022



$25,671
Cash on Hand
As of 04/30/21

We ❤ Our 146 Investors

Thank You For Believing In Us

John Korsah	Andre Harrell	Wayne Cullen	Alan Jacobson	Melvin Sanicas	Joseph Lizyness	Gerry Cardinal III
Kristin Tegtmeier Higgins	Ford Fischer	Samuel Oppong	Chris K Thomas	BENJAMIN MOORE	Tyrrell Shaffner	Laura Beck
Daniel Schneider	Jane Dody	Allison Henrich	Steven Tagle	Alexandra Mather	Meryl Branch-McTiernan	Bert Moss
Sara Lynn Michener	Justin Diaz	Kristy Guevara-Flanagan	Spiro Hellen	Carol Deitch	Fernando Velasquez	Amy Johnson
Grace Shaffner	Maisy Card	Carolyn Beins	Sahel Wasseluk	Lori Jones-Whitford	Mat 'Quickie' Tainow	Alexandra Rutherford
Jeffrey Metzger	Rob Wolf	Lisa Marie Schultz	Justin Buzzard Sr.	Marge Henning	Avrom Honig	Laura Ohlson
Bridget Savage Cole	David Codeglia	Aprill Winney	Fernando Velasquez	Ray McDermott	Nina Rossetti	Camille James
Dave Wiedenheft	Jimmy V	Steven Vivell	Jenna Heffernan	Lisa Chanoux	Nicholas White	Daniel Keens
Keyran Hooley	Michael Gilbert	Erica Schwartz	Jennifer Belle	Irma E Rodriguez	Freya Rigterink	Rob Fried
Barbara Miller	Ellen Zwalsky	Elizabeth McTiernan	Nicholas Benitez	Mario Gabiati	Stephanie Nilva	Leena Soman
Devin Shepherd	Kathleen S. Atchison	Shelly Chaitow	Mary Claire Whitaker	Patrick Gerrity	Connor Huchton	Alexis Lantz
Sarah & Bob Steenberge	Victor Santore	Terry And Richard Joseph	Ronald Harris	Monica Deaner	Bobby Koeth III	Samuel Garonzik
Beth Wecksell	Alexis Ruff	Travis Flournoy	Mary Shaffner	Carmen Rioux-Bailey	Page Humiston	Laura Steenberge
Sarah Ciaccia	Ryan McInerney	Marie Flater	Susan Lerner	Leanna Smith	Christina Fimbres	Michelle Kolkey
Catherine Donnellan	Susan Jalowski	Alice Chou	Denise Miller	Sean U'Ren	Laura Turoff	Dan Revel
Craig Ginsberg	Anna R Kochersperger	Blount & Anna Stewart	Brian Woods	Ted Apple	Alana Zussman	Carol Singer-Granick
Naomi B Altman	Diane Zilliox	Andrea Denike Martinez	Ashley Atkinson	Jeff Allen	Gabriel Bruskoff	George Lofgren
Mandy Moran	Emily Hands	Susan Ortega	Koryne Kershisnik	Christina Knight	Jack Lee	Mary Iacono
Geraldine Sweeney	Rachel Thomas	Nathalie Hall	Scott Wiener	Robyn Rizzi	Justin Wein	Martha Santiago
Jesika Cooney	Andrew Smith	Jennifer Prince	Suzanne Branch	Ani Kazarian	Leandro Zechlinski Maya	Steve Tersigni
William Johnson, IV	Katherine Yellen	Brian Augenstein	Jenna Milly	Joseph P Crotty	Robert Kann	

Thank You!

From the The Dropout Team



Tyrrell Shaffner
Writer/Director/Producer



Meryl Branch-McTiernan
Writer/Producer



Milan Chakraborty
Executive Producer

Head of Film at Marginal MediaWorks, oversees all of the company's efforts in independent, studio and streaming film. He is a 17 year veteran of the film industry.



Daniel Martens
Editor

Daniel Martens is an editor who was born in São Paulo, Brazil and raised in Los Angeles. His previous work includes "Suits", "The 100," and most recently "New Amsterdam."



Kara Sullivan
Casting Director

Kara Sullivan Casting, established in 2003, is an independent office based in Los Angeles. KSC has a diverse range of clients and an award-winning pedigree. Credits include the breakout indie films "Farah Goes Bang" and "Cuck."



Cassandra Jones
Co-Producer

Experienced film producer. Recently produced two independent feature films: "What?" starring deaf actor John Maucere and "Immanence" starring Michael Beach. Her short film "CODA" (Child of Deaf Adult) has played in over 30 festivals.

Details

The Board of Directors

DIRECTOR	OCCUPATION		JOINED
Meryl Branch-McTiernan	Writer @ Self		2021
Tyrrell Shaffner	Filmmaker @ Self		2021

Officers

OFFICER	TITLE		JOINED
Meryl Branch-McTiernan	CEO		2021
Tyrrell Shaffner	CEO		2021

Voting Power [?]

HOLDER	SECURITIES HELD	VOTING POWER
Meryl Branch-McTiernan	Membership Interests	50.0%
Tyrrell Shaffner	Membership Interests	50.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2021	$270,000	Revenue Share	Section 4(a)(2)
04/2022	$180,000		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION		
Warrants:	0		
Options:	0		

Risks

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company is a newly organized entity and therefore has no history of operations or earnings. This Company is being created for the sole purpose of developing and producing one motion picture to be sold or assigned to a distributor or self- distributed and exploited in various ancillary markets. Once all revenue has been received and all distributions made, the Company will cease to exist.

The motion picture industry is highly speculative and risky. Many motion pictures commence development and production but are unable to complete the same due to lack of funding or overages. Many motion pictures that are developed for presentation to a distributor for sale or assignment are not "picked up" (sold or assigned) nor actually distributed even if "picked up." Many motion pictures that are targeted for theatrical release may only obtain direct-to-digital platforms or direct-to-cable release. Many motion pictures fail to obtain any release at all. The investors should be prepared to lose their investment as part of the risk of this venture.

Particularly as developed and produced by independent filmmakers, each motion picture is a separate business venture with its own management, employees and equipment and its own budgetary requirements. There are substantial risks associated with film development and production, including death or disability of key personnel, strikes/labor disputes, other factors causing delays, destruction or malfunction of sets or equipment, the inability of personnel to comply with budgetary or scheduling requirements and physical destruction or damage to the films themselves. Significant difficulties such as these may materially increase the cost of development or production or may cause the entire project to be abandoned, resulting in a total loss of investment to the investors.

The ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its development, production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

The development, production or distribution of a motion picture may be abandoned at any stage if further expenditures do not appear commercially feasible, with the resulting loss of some or all of the funds previously expended on the development, production or distribution of the film, including funds expended in connection with the development and packaging of the screenplay and pre-production or production of the film.

The costs of developing and producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and/or artistic personnel, artistic requirements, strikes/labor disputes, governmental regulations, equipment breakdowns and other production disruptions. While the Company intends to engage development and production personnel who have demonstrated an ability to complete their assigned responsibilities within the assigned budget, the risk of a motion picture running over budget is always significant and may have a substantial adverse impact on the profitability of the film.

The development, production and distribution of a motion picture involves the passage of a significant amount of time. Development may extend for months. Pre-production on a motion picture may extend for two or three months or more. Principal photography may extend for several weeks or more. Post production may extend from three to four months or more. Distribution and exhibition of motion pictures generally and of the Company's film, specifically, may continue for years before Company gross revenues or distributable cash may be generated, if at all.

The entertainment business in general, and the motion picture business in particular, are undergoing significant changes, primarily due to technological developments. These developments have resulted in the availability of alternative forms of leisure time entertainment, including expanded pay and basic cable television, syndicated television, videocassettes, video discs, video games, the Internet, the worldwide web, other forms of electronic transmission to smart phones and other similar devices. During the last several years, revenues from licensing a motion picture to network television have decreased (and fewer motion pictures are now being licensed for any price to network television), while revenues from streaming have increased relative to network. It is impossible to accurately predict the effect that these and other new technological developments may have on the motion picture distribution industry.

Meryl Branch-McTiernan and Tyrrell Shaffner are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

With the COVID-19 epidemic, film production safety guidelines are still being developed and refined. Even following the strictest guidelines to ensure our cast and crew's safety, it is still possible for the virus to affect our production scheduling and budget.

Technology plays a crucial role in filmmaking. We will use best practices to safeguard and back up all footage, an unforeseen technological failure could hinder the creation of the film.

Film distribution models are ever changing. We have our finger on the pulse, and plan to release this film using the best proven pathways that are available to us. Unexpected disruptions to the way movies are distributed are always possible. Although the Company intends to assign and/or sell the film to a distributor or distribute the film and exploit its rights in various ancillary markets through industry standard methods, there can be no assurance that these efforts will be successful or that the Company will assign and/or sell the rights to a distributor or otherwise successfully distribute and/or otherwise exploit the film in various ancillary markets.

In today's climate, the character and public personas of our actors and filmmaking team will be subject to intense scrutiny. We are very aware of this, and will be thoroughly vetting our cast and crew. Still, there is no guarantee that our choices will be embraced by the public at large, which we have no ability to control.

Taste is subjective and filmmaking is an extremely competitive business. It's possible that audiences will not appreciate the film, and it will fail to gain traction, critical attention, or acceptance at festivals.

As we've seen this year, unforeseen circumstances can present physical and logistical challenges to filmmaking, which depends on many people gathering in unison. Unexpected weather and other sudden events can impede the progress of a production.

If there is an influx of films that are similar in tone, voice, style, or story, the marketplace could become oversaturated, hindering the film's ability to make a splash in the marketplace. The film is targeted at moviegoers and videodisc purchasers and renters, as well as digital platforms, cable, satellite and standard television viewers. This is an extremely competitive market. Many motion pictures are released during a given year. Many utilize the strength of studios and large companies with far greater resources in talent, production, marketing and distribution than the Company possesses. The Company shall also be competing against other smaller production companies with financing that may be greater than that sought herein.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

<u>Restrictions on Transfer</u>

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor^①;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The value of the promissory notes will be determined by the Company's senior management in accordance with U.S. generally accepted accounting principles. For example, the notes may be valued based on principal plus anticipated interest payments over the course of the term of the note.

Company

Ex Files Productions, LLC

- California Limited Liability Company
- Organized February 2021
- 0 employees

6210 Roy Street
Los Angeles CA 90042

https://www.dropoutmovie.com/

Business Description

Refer to the The Dropout profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

The Dropout is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.